Exhibit 1(A)(5)(d)

                     Accidental Death Benefit Rider

                        AUSA LIFE INSURANCE COMPANY, INC.
                               ( A STOCK COMPANY)

                      Home Office: Purchase, New York
                Administrative Office: Clearwater, Florida

                      ACCIDENTAL DEATH BENEFIT RIDER

-------------------------------------------------------------------------------

IN THIS RIDER, the Insured is named on Page 4 of the Policy. The Insured will be referred to as YOU or YOUR. AUSA Life Insurance Company, Inc. will be referred to as WE, OUR or US.

-------------------------------------------------------------------------------

BENEFIT. We will pay the ADB Amount of this rider as shown on Page 4 of the Policy when we receive due proof that your death:

1. resulted from bodily injuries effected directly and independently of all other causes through external, violent and accidental means; and
2.   occurred within 90 days from the date of accident causing such injuries;
     and
3.   occurred while this rider was in force.

RISKS NOT COVERED. The benefit provided by this Rider is not payable if your death results from any of the following:

1. Bodily injuries of which there is no visible contusion or wound on the exterior of the body, except in case of drowning or internal injuries revealed by autopsy;
2.   Suicide or self-destruction while sane or insane;
3.   Disease or bodily or mental infirmity;
4. Bodily injury sustained as a result of war, whether declared or not, riot or insurrection;
5. Bodily injury sustained while operating, riding in, or descending from any kind of aircraft if you are:
     a)   a pilot, officer, or member of a crew; or
     b) being flown for the purpose of descent from such aircraft while in flight; or
     c)   giving or receiving any kind of training or instruction; or
     d)   having any duties aboard such aircraft.
6. Bodily injuries sustained while participating in or attempting to commit an assault or felony;
7.   Any poison, gas or fumes voluntarily administered, absorbed or inhaled.

CONSIDERATION. This rider is issued in consideration of:

1.   the application for this rider; and
2.   the payment of the initial premium.

TERMINATION. This rider will terminate on the earliest of:

1.   the Anniversary nearest your 70th birthday;
2.   the date this Policy terminates;

3. the Monthiversary on which this rider is terminated on written request by the Owner. GENERAL. This rider is part of the Policy. It is subject to all the terms of this rider and the Policy. This rider has no cash value.

We reserve the right and opportunity to:

1.   investigate the circumstances of your death; and
2.   examine your body upon death; and
3.   have an autopsy performed, unless prohibited by law.
4. The monthly deduction for this rider, for each of the first 12 policy months, is shown on Page 4 of the Policy. Monthly deductions after the first policy year will not exceed the rates shown below adjusted by the rating factor for this coverage.

                  ATTAINED                    MONTHLY RATE
                    AGE                    PER $1,000 ADB AMOUNT
                  --------                 ---------------------
                  15-45                           $.10
                  46-50                            .11
                  51-55                            .12
                  56-60                            .13
                  61-65                            .15
                  66-69                            .18

EFFECTIVE DATE. This rider becomes effective on the same date as the Policy unless a later date is shown here.

                        AUSA LIFE INSURANCE COMPANY, INC.


                            /s/ CRAIG D. VERMIE
                            -------------------------
                                Craig D. Vermie
                                 Secretary